June 6, 2006

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Larry Spirgel - Assistant Director Inessa Berenbaum - Senior Staff Accountant Dean Suehiro - Senior Staff Accountant

Re:	Titan Global Holdings, Inc. For 10-KSB for Fiscal Year Ended August 31, 2005 File January 23, 2006 Forms 10-QSB for Fiscal Quarter Ended February 28, 2006 File No. 0-32847

Ladies and Gentlemen:

We are counsel to Titan Global Holdings, Inc. On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond within 10 business days to the comments of the Commission on the above referenced filings. We are hereby requesting an extension of the date to respond until, on or before June 16, 2006.

If you have any questions, please contact the undersigned.

Very truly yours, /s/ Marcelle S. Balcombe Marcelle S. Balcombe